RESTRICTED STOCK AGREEMENT
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                                 PURSUANT TO THE
                                  ROEBLING BANK

                           1999 RESTRICTED STOCK PLAN
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                           FOR OFFICERS AND EMPLOYEES

         This Agreement shall constitute an award of Restricted Stock ("Award") for a total of ________ shares of Common Stock of Roebling Financial Corp, Inc. (the "Company"), which is hereby granted to ________ (the "Participant") at the price determined as provided herein, and in all respects subject to the terms, definitions and provisions of the Roebling Bank 1999 Restricted Stock Plan (the "Plan") adopted by Roebling Bank (the "Bank") which is incorporated by reference herein, receipt of which is hereby acknowledged.

       1. Purchase Price.  The purchase price for  each  share  of Common  Stock
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awarded by this Agreement is $0.00.

       2. Vesting of Plan Awards. The Award of such Common Stock shall be deemed
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non-forfeitable  in accordance  with the  provisions  of the Plan,  provided the holder of such Award is an employee, director or director emeritus of the Bank as of such date, as follows:

             (a)   Schedule of Vesting of Awards.

                                          Number     Percentage of Total Shares
                                            of           Awarded Which Are
       Date                               Shares          Non-forfeitable
       ----                               ------          ---------------

Upon grant.....................           ______                20%
As of January 25, 2000.........           ______                40%
As of January 25, 2001.........           ______                60%
As of January 25, 2002.........           ______                80%
As of January 25, 2003.........           ______               100%

             (b) Restrictions on Awards. This Award may not be delivered to the recipient if the issuance of the Shares pursuant to the Award would constitute a violation of any applicable federal or state securities or other law or valid regulation. As a condition to the Participant's receipt of this Award, the Bank may require the person

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receiving this Award to make any  representation and warranty to the Bank as may be required by any applicable law or regulation.

       3. Non-transferability of Award. This Award may not be transferred in any
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manner prior to such Award, or portion  thereof,  being deemed  non-forfeitable.
Notwithstanding anything herein or in the Plan to the contrary, all Shares subject to an Award held by a Participant whose employment or service with the Bank terminates due to death shall be deemed 100% earned and nonforfeitable as of the Participant's last date of employment or service with the Bank and shall be distributed as soon as practicable thereafter to the Beneficiary as set forth in accordance with the Plan.

       4. Other Restrictions on Award. This Award shall be subject to such other
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restrictions  and  limitations  as are contained in the Plan or as determined by the Plan Committee administering such Plan. Such Award shall be immediately 100% vested upon death or disability (as determined by the Plan Committee) of the Participant or upon a change in control of the Bank or the Company, subject to limitations under applicable regulations and policies of the Office of Thrift Supervision.



                                                     Roebling Bank




Date of Grant:                                       By:
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Attest:





[SEAL]


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